April 27, 2021

VIA EDGAR

Sonia Bednarowski

Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Copper Index Fund

Registration Statement on Form S-3 (File No. 333-254047) filed on March 9, 2021 (the “Registration Statement”)

Dear Ms. Bednarowski and Mr. Dobbie:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Copper Index Fund hereby respectfully requests that the Registration Statement be ordered effective on April 30, 2021, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States Copper Index Fund

By: United States Commodity Funds LLC,

its Sponsor

By: /s/ Daphne G. Frydman

Daphne G. Frydman

General Counsel